Sub-Item 77D: Policies with respect to securities investments
Effective following the close of business on May 20, 2011 (the "Effective Date"), the Old Mutual Copper
Rock International Small Cap Fund's (formerly, the Old
Mutual Strategic Small Company Fund) (the "Fund") investment strategy was modified from a domestic small cap strategy to an international small cap strategy. As a result, on the Effective Date the Fund began to principally invest in securities of non-U.S.
companies whereas prior to the Effective Date the Fund principally invested in securities of U.S.
companies. The Fund's investment objective, to seek to provide investors with capital growth, did not change.

Under the new investment strategy, the Fund will normally invest at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of non-U.S. small-cap companies, including companies located in countries with emerging markets.
The Fund will consider small cap companies to be those with market capitalizations similar to the companies in the S&P Developed ex-U.S. SmallCap Index. The market capitalization of the companies in the Fund's portfolio and the S&P Developed ex-U.S. SmallCap
Index changes over time and the Fund will not automatically sell or stop buying stock of a company it already owns if the company's market capitalization grows or falls out of this range. Equity securities in which the Fund may invest include common and preferred stocks, and ADRs.